UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Boqii Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Titles of Class of Securities)

09950L 104**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

CUSIP number 09950L 104 applies to the American Depositary Shares (“ADSs”) of Boqii Holding Limited (the “Issuer”), four ADSs representing three Class A ordinary shares (“Class A Ordinary Shares”) of the Issuer.

CUSIP No. 09950L 104	13G	Page 2 of 16

1	NAME OF REPORTING PERSONS China Merchants Bank Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,308,199
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,308,199

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,308,199
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 55,743,341, being the total number of Class A Ordinary Shares, reported as outstanding as of November 15, 2022, according to the Amendment No.1 to Form F-3 filed by the Issuer with the Securities and Exchange Commission on November 15, 2022.

CUSIP No. 09950L 104	13G	Page 3 of 16

1	NAME OF REPORTING PERSONS CMB International Capital Holdings Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,308,199
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,308,199

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,308,199
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 55,743,341, being the total number of Class A Ordinary Shares, reported as outstanding as of November 15, 2022, according to the Amendment No.1 to Form F-3 filed by the Issuer with the Securities and Exchange Commission on November 15, 2022.

CUSIP No. 09950L 104	13G	Page 4 of 16

1	NAME OF REPORTING PERSONS CMB International Capital Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,308,199
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,308,199

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,308,199
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 55,743,341, being the total number of Class A Ordinary Shares, reported as outstanding as of November 15, 2022, according to the Amendment No.1 to Form F-3 filed by the Issuer with the Securities and Exchange Commission on November 15, 2022.

CUSIP No. 09950L 104	13G	Page 5 of 16

1	NAME OF REPORTING PERSONS CMB International Capital Holdings (Shenzhen) Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,637,584
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,637,584

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,637,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 55,743,341, being the total number of Class A Ordinary Shares, reported as outstanding as of November 15, 2022, according to the Amendment No.1 to Form F-3 filed by the Issuer with the Securities and Exchange Commission on November 15, 2022.

CUSIP No. 09950L 104	13G	Page 6 of 16

1	NAME OF REPORTING PERSONS Shanghai Qiji Technology LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,637,584
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,637,584

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,637,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9%*
12	TYPE OF REPORTING PERSON PN

*

Calculated based on the number in Row 9 above divided by 55,743,341, being the total number of Class A Ordinary Shares, reported as outstanding as of November 15, 2022, according to the Amendment No.1 to Form F-3 filed by the Issuer with the Securities and Exchange Commission on November 15, 2022.

CUSIP No. 09950L 104	13G	Page 7 of 16

1	NAME OF REPORTING PERSONS CMB International Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 670,615
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 670,615

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,615
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 55,743,341, being the total number of Class A Ordinary Shares, reported as outstanding as of November 15, 2022, according to the Amendment No.1 to Form F-3 filed by the Issuer with the Securities and Exchange Commission on November 15, 2022.

CUSIP No. 09950L 104	13G	Page 8 of 16

1	NAME OF REPORTING PERSONS CMB International Private Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 670,615
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 670,615

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,615
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 55,743,341, being the total number of Class A Ordinary Shares, reported as outstanding as of November 15, 2022, according to the Amendment No.1 to Form F-3 filed by the Issuer with the Securities and Exchange Commission on November 15, 2022.

CUSIP No. 09950L 104	13G	Page 9 of 16

1	NAME OF REPORTING PERSONS CMBI Private Equity Series SPC (acting for and on behalf of Internet Retail Fund I SP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 670,615
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 670,615

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,615
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 55,743,341, being the total number of Class A Ordinary Shares, reported as outstanding as of November 15, 2022, according to the Amendment No.1 to Form F-3 filed by the Issuer with the Securities and Exchange Commission on November 15, 2022.

Item 1(a).	Name of Issuer:

Boqii Holding Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 9, No. 388, Shengrong Road

Pudong New District, Shanghai 201210

People’s Republic of China

Item 2(a).	Name of Person Filing:

China Merchants Bank Co., Limited

CMB International Capital Holdings Corporation Limited

CMB International Capital Corporation Limited

CMB International Capital Holdings (Shenzhen) Corporation Limited

Shanghai Qiji Technology LLP

CMB International Investment Management Limited

CMB International Private Investment Limited

CMBI Private Equity Series SPC (acting for and on behalf of Internet Retail Fund I SP)

(each, a “Reporting Person” and, collectively, “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of China Merchants Bank Co., Limited, CMB International Capital Holdings Corporation Limited, CMB International Capital Corporation Limited, CMB International Investment Management Limited, CMB International Private Investment Limited and CMBI Private Equity Series SPC acting for and on behalf of Internet Retail Fund I SP is as follows:

c/o CMB International Capital Corporation Limited

46th Floor, Champion Tower, 3 Garden Road, Hong Kong

The principal business address of each of Shanghai Qiji Technology LLP and CMB International Capital (Shenzhen) Corporation Limited is as follows:

c/o CMB International Capital (Shenzhen) Corporation Limited

26/F, Tower A, East Pacific International Center

#7888 Shennan Road, Shenzhen, P.R. China

Item 2(c). Citizenship:

Hong Kong:

China Merchants Bank Co., Limited

CMB International Capital Holdings Corporation Limited

CMB International Capital Corporation Limited

People’s Republic of China:

CMB International Capital Holdings (Shenzhen) Corporation Limited

Shanghai Qiji Technology LLP

British Virgin Islands:

CMB International Investment Management Limited

Cayman Islands:

CMB International Private Investment Limited

CMBI Private Equity Series SPC acting for and on behalf of Internet Retail Fund I SP

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value US$0.001 per share

Item 2(e).	CUSIP Number:

09950L 104*

*	CUSIP number 09950L 104 applies to the ADSs of the Issuer, four ADSs representing three Class A Ordinary Shares.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

The following information with respect to the beneficial ownership of the Issuer’s Class A Ordinary Shares by each of the Reporting Persons is presented as of December 31, 2020:

Reporting Person	(a) Amount beneficially owned(1):	(b) Percent of class(2):	(c) Number of shares as to which the person has:
			(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote(1)	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or direct the disposition of(1)
China Merchants Bank Co., Limited	7,308,199	13.1%	0	7,308,199	0	7,308,199
CMB International Capital Holdings Corporation Limited	7,308,199	13.1%	0	7,308,199	0	7,308,199
CMB International Capital Corporation Limited	7,308,199	13.1%	0	7,308,199	0	7,308,199
CMB International Capital Holdings (Shenzhen) Corporation Limited	6,637,584	11.9%	0	6,637,584	0	6,637,584
Shanghai Qiji Technology LLP	6,637,584	11.9%	0	6,637,584	0	6,637,584
CMB International Investment Management Limited	670,615	1.2%	0	670,615	0	670,615
CMB International Private Investment Limited	670,615	1.2%	0	670,615	0	670,615
CMBI Private Equity Series SPC acting for and on behalf of Internet Retail Fund I SP	670,615	1.2%	0	670,615	0	670,615

(1)

CMBI Private Equity Series SPC acting for and on behalf of Internet Retail Fund I SP (“SPC”), a segregated portfolio company incorporated under the laws of the Cayman Islands, directly holds 670,615 Class A Ordinary Shares. Shanghai Qiji Technology LLP (“Qiji”), a limited partnership formed under the laws of the People’s Republic of China, directly holds 6,637,584 Class A Ordinary Shares.

CMB International Private Investment Limited (“CMBIPI”), a company incorporated under the laws of the Cayman Islands, owns all the management shares of SPC. CMBIPI is wholly owned by CMB International Investment Management Limited (“CMBIIM”), a company incorporated under the laws of the British Virgin Islands. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of CMBIPI and CMBIIM may be deemed to beneficially own all of the Issuer’s shares held by SPC.

CMB International Capital Holdings (Shenzhen) (“CMBICH SZ”) owns the majority of interest in Qiji. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, CMBICH SZ may be deemed to beneficially own all of the Issuer’s shares held by Qiji.

Each of CMBICH SZ and CMBIIM is wholly owned by CMB International Capital Corporation Limited (“CMBICC”), a company incorporated in Hong Kong. CMBICC is a majority-owned subsidiary of CMB International Capital Holdings Corporation Limited (“CMBICH”), a company incorporated in Hong Kong. CMBICH is wholly owned by China Merchants Bank Co., Limited (“CMB”), a company incorporated in Hong Kong and listed on the Stock Exchange of Hong Kong. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of CMBICC, CMBICH and CMB may be deemed to beneficially own all of the Issuer’s shares held by SPC and Qiji.

(2)

Calculated based on the number Class A Ordinary Shares beneficially owned by each of the Reporting Persons as of December 31, 2022, divided by 55,743,341, being the total number of Class A Ordinary Shares outstanding as of November 15, 2022, according to the Amendment No.1 to Form F-3 filed by the Issuer with the Securities and Exchange Commission on November 15, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

CHINA MERCHANTS BANK CO., LIMITED

By:	/s/ Liang Wang
Name: Liang Wang
Title: Director

CMB INTERNATIONAL CAPITAL HOLDINGS CORPORATION LIMITED

By:	/s/ Liang Wang
Name: Liang Wang
Title: Director

CMB INTERNATIONAL CAPITAL CORPORATION LIMITED

By:	/s/ Ju Zhao
Name: Ju Zhao
Title: Director

CMB INTERNATIONAL CAPITAL HOLDINGS (SHENZHEN) CORPORATION LIMITED

By:	/s/ Kexiang Zhou
Name: Kexiang Zhou
Title: Director

SHANGHAI QIJI TECHNOLOGY LLP

By:	/s/ Weirong Li
Name: Weirong Li
Title: Director

CMB INTERNATIONAL INVESTMENT MANAGEMENT LIMITED

By:	/s/ Yiwei Gao
Name: Yiwei Gao
Title: Director

CMB INTERNATIONAL PRIVATE INVESTMENT LIMITED

By:	/s/ Rongfeng Jiang
Name: Rongfeng Jiang
Title: Director

CMBI PRIVATE EQUITY SERIES SPC ACTING FOR AND ON BEHALF OF INTERNET RETAIL FUND I SP

By:	/s/ Rongfeng Jiang
Name: Rongfeng Jiang
Title: Director